Exhibit 99.1

       Origin Agritech Limited Announces New Management Responsibilities

           Names Veronica Jing Chen Chief Financial Officer

   Appoints Co-CEO & President and Vice Chairman to Focus on Company
                                Growth

    BEIJING--(BUSINESS WIRE)--Nov. 27, 2007--Origin Agritech Limited (NASDAQ: SEED) ("Origin"), a leading, vertically-integrated supplier of hybrid seeds in China and parts of Southeast Asia, today announced the appointment of a new Chief Financial Officer and two additional internal changes to its management team.

    Ms. Veronica Jing Chen has been named Chief Financial Officer, effective December 15, 2007. Ms. Chen, 41, has more than 20 years of experience in international accounting, finance, and management, including five years at a U.S.-listed public company. Ms. Chen will replace Jeff Wang, who resigned as Chief Financial Officer to pursue other interests.

    Dr. Gengchen Han, Origin's Chairman and Co-Chief Executive Officer, commented, "Veronica will be a tremendous asset to our management team. She brings with her a unique combination of international finance expertise, management experience at a public company, and regulatory knowledge. We are thrilled that Veronica will join our innovative and growing company, and we look forward to her contributions.

    "On behalf of everyone at Origin, I would like to thank Jeff for his contributions and wish him well in his future endeavors." Dr. Han added.

    Ms. Chen comes to Origin from ShanghaiMed iKang Healthcare, Inc., a leading healthcare management service provider in China, where she served as Senior Director of Finance beginning in 2006. In that role, Ms. Chen had overall financial and accounting management responsibilities for 29 business units. Prior to iKang, she was Director of Finance for eLong, Inc., a Beijing-based online travel service provider. At eLong, Ms. Chen established and subsequently upgraded financial management systems for the Company's 14 business units. She was instrumental in preparing eLong for its successful U.S. initial public offering in October 2004. After the IPO, she implemented various financial controls and corporate governance policies to comply with Sarbanes-Oxley. Prior to eLong, Ms. Chen worked at Eli Lilly Asia.

    Ms. Chen received an MBA degree from the City University in Seattle, Washington. She is fluent in Mandarin, English, and Japanese.

    Origin also announced that Mr. Liang Yuan has been appointed
Co-Chief Executive Officer and President, and Mr. Yasheng Yang has been named Vice Chairman of the Board of Directors.

    Mr. Yuan, 49, had been a Director and Executive Vice Chairman of Origin since 1997; he has relinquished the title and responsibilities of Executive Vice Chairman. As Co-Chief Executive Officer and
President, Mr. Yuan will assist Dr. Gengchen Han by assuming more day-to-day operational duties.

    Mr. Yang, 43, had served as Director, President, Treasurer and Chief Operating Officer since 1998. He is stepping down from his daily operational responsibilities in these roles in order to focus on overall strategy and growth initiatives.

    Dr. Han commented, "In their new positions, Mr. Yuan and Mr. Yang will help oversee and direct Origin's ongoing expansion efforts in China and certain parts of Southeast Asia. Together, we will spearhead initiatives to address the potential that exists in our US$2 billion market, our superior seed products, and our nationwide network of 3,200 distributors. I look forward to working with Messrs. Yuan and Yang to leverage Origin's potential and build value for our shareholders."

    About Origin

    Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (Nasdaq:SEED) is one of China's leading hybrid seed producers, and an innovative agricultural company specializing in feeding the growing populations of China and parts of Southeast Asia. Through its vertically-integrated business model, Origin develops, grows, processes, and markets hybrid seeds to farmers throughout China and parts of Southeast Asia via a network of 3,200 distributors. Origin operates in an industry estimated at US$2 billion that is expected to double by 2010. The Company owns or leases facilities in 30 of China's 32 provinces, as well as Beijing. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had a proprietary portfolio of ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids, all of which are commercialized. For further information, please see http://www.originagritech.com.

    Forward Looking Statements

    This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

    CONTACT: Origin Agritech Limited
             Irving Kau, 760-918-1781
             Vice President, Finance
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608